

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 29, 2008

via U.S. mail and facsimile

Anthony J. Allott, Chief Executive Officer
Silgan Holdings Inc.
4 Landmark Square
Stamford, Connecticut   06901

>   **RE: Silgan Holdings Inc**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 29, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed on April 25, 2008**
>   **File No. 0- 22117**

Dear Mr. Allott:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 1

1. We note that you utilize proprietary technology in manufacturing a number of your products, including the proprietary tool and die design in manufacturing of can bodies and ends from thin, high-strength aluminum alloys and steel and your proprietary plastic tube manufacturing process. We further note that you own a number of trademarks, such as Quick Top®. In your future filings, please include in the Business section a discussion in accordance with Item 101(c)(1)(iv) of Regulation S-K.

Sales and Marketing, page 11

Plastic Container Business, page 12

2. In future filings please identify the e-commerce channels utilized in the marketing and sale of your plastic container products.

Definitive Proxy Statement on Schedule 14A filed on April 25, 2008

Executive Compensation, page 17

Annual Cash Bonuses under Incentive Programs, page 18

3. The disclosure related to payment of annual cash bonuses pursuant to the various incentive programs is dense and difficult to understand. In future filings please revise your disclosure in accordance with Rule 14a-5(a) of the Exchange Act of 1934 to include, among others, a tabular presentation of the annual cash bonus that each named executive officer is eligible to receive, indicating the applicable incentive program under which the bonus payment is made, the amount of bonus expressed as a percentage of a named executive officer's salary, the performance goal target, including any applicable threshold and maximum target amounts.

4. We note that the 2006 EBITDA and the budgeted EBIT for year 2007 are material for purposes of determining the amount of bonus paid to a named executive officer. In future filings please quantify the applicable corporate performance target goals.

5. We note your discussion in the last paragraph of page 19 and in the first paragraph of page 20. You disclose that the amount of bonus paid to the managers of the business segments is also based on whether the non-financial goals are met. In future filings please disclose how the compensation committee

measures performance to determine whether the non-financial goals are met, and if specific performance targets are established, please disclose them to the extent material in determining the bonus amounts.

6. In the last paragraph of your discussion you disclose that the compensation committee may double the amount of bonus if the company's business segments "far exceed" the applicable financial and non-financial goals. In future filings please provide examples of performance, which the compensation committee has determined in the past, or could consider in the future, to "far exceed" the company's financial and non-financial goals.

Summary Compensation Table, page 25

7. In accordance with Instruction 2 of Item 402(c)(2)(vii) of Regulation S-K, in future filings please expand your disclosure in Footnote (3) to identify the applicable incentive program under which the bonus was earned/paid, and how the bonus amount for each named executive officer was calculated.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence Brigitte Lippmann at (202) 551-3713 if you have questions regarding comments and related matters.

                                                Sincerely,

                                                Terence O'Brien
                                                Accounting Branch Chief